SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, July 6, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of June 2020, compared to the same period in 2019.

During June, GOL increased its network to 100 flights per day, primarily through the reopening of some bases such as Porto Seguro (Bahia), Petrolina (Pernambuco), Ilhéus (Bahia), Juazeiro do Norte (Ceará) and Chapecó (Santa Catarina), in addition to the increase in frequencies in main hubs: Guarulhos (São Paulo), Brasília and Galeão (Rio de Janeiro).

June/20 x May/20 Highlights:

|           In the domestic market in June 2020, demand (RPK) was up by 95.4% over May 2020 and supply (ASK) increased by 84.8% over May 2020. GOL’s domestic load factor was 79.1% in June.

|           GOL did not operate regular international flights during the month.

June/20 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures(¹)			Accumulated Traffic Figures (¹)
Operating data *	Jun/20	Jun/19	% Var.	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Total GOL
Departures	2,608	19,881	-86.9%	5,146	58,799	-91.2%	68,102	122,570	-44.4%
Seats (thousand)	419	3,472	-87.9%	821	10,230	-92.0%	11,655	21,377	-45.5%
ASK (million)	487	3,881	-87.4%	990	11,365	-91.3%	13,452	24,405	-44.9%
RPK (million)	385	3,222	-88.0%	772	9,317	-91.7%	10,719	19,942	-46.2%
Load factor	79.1%	83.0%	-4.0 p.p	78.0%	82.0%	-4.0 p.p	79.7%	81.7%	-2.0 p.p
Pax on board (thousand)	319	2,793	-88.6%	626	8,137	-92.3%	8,972	17,086	-47.5%
Domestic GOL
Departures	2,608	18,465	-85.9%	5,140	54,798	-90.6%	63,710	114,197	-44.2%
Seats (thousand)	419	3,229	-87.0%	820	9,537	-91.4%	10,904	19,927	-45.3%
ASK (million)	487	3,302	-85.2%	986	9,747	-89.9%	11,667	20,769	-43.8%
RPK (million)	385	2,784	-86.2%	770	8,075	-90.5%	9,430	17,165	-45.1%
Load factor	79.1%	84.3%	-5.2 p.p	78.1%	82.8%	-4.7 p.p	80.8%	82.6%	-1.8 p.p
Pax on board (thousand)	319	2,628	-87.9%	626	7,660	-91.8%	8,478	16,023	-47.1%
International GOL
Departures	0	1,416	N.A.	6	4,001	-99.9%	4,392	8,373	-47.5%
Seats (thousand)	0	243	N.A.	1	693	-99.8%	751	1,451	-48.2%
ASK (million)	0	578	N.A.	4	1,617	-99.8%	1,784	3,636	-50.9%
RPK (million)	0	438	N.A.	2	1,242	-99.8%	1,290	2,777	-53.6%
Load factor	0	75.7%	N.A.	56.2%	76.8%	-20.6 p.p	72.3%	76.4%	-4.1 p.p
Pax on board (thousand)	0	165	N.A.	1	477	-99.9%	494	1,063	-53.5%
On-time Departures	96.9%	93.8%	3.1 p.p	96.5%	93.0%	3.5 p.p	94.7%	90.1%	4.5 p.p
Flight Completion	97.3%	98.9%	-1.6 p.p	95.8%	98.4%	-2.7 p.p	96.0%	97.0%	-1.0 p.p
Cargo Ton	1.4	7.6	-81.06%	3.5	25.0	-86.2%	23.7	48.3	-50.9%

                      * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

     (1) Preliminary Figures

GOL Investor Relations

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ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 131 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.